
iVALT

DISRUPTING THE $30B IDENTITY MARKET.

Invest in the future of Identity.

iVALT's Universal Biometric ID is a single user ID used for everyone and everything and can be verified by one click on your smart phone, eliminating the need for passwords entirely. iVALT leverages a smart phone's capabilities well beyond biometrics to thwart deepfake calls and to verify the person on the other end is who they say they are—on online or on the phone with a patented combination of:



iVALT's five factors of identity

DEVICE ID | BIOMETRICS | LOCATION | TIME WINDOW | APP CODE

1441 Freeman Lane, Pleasanton, CA 94566 (510) 304-6830

INVEST IN
The Future Of Identity
With iVALT OnDemandID

$500	$45M	$.50
Minimum Investment	Company Valuation (Pre-Money)	Share Price

INVEST NOW   **View Form C**

Investor Login

Offer ends April 30, 2024



ONE DIGITAL IDENTITY FOR EVERYONE AND EVERYTHING.

A single click on a smart phone can now be used for any and all use cases from logins, physical access and content verification to secure phone calls and access to IOT devices.

The Problem

For the past few decades, we've been suffering from an identity crisis. Relentless data breeches, escalating hacker attacks, expensive ransomware demands, rampant identity theft, and sophisticated deepfakes have made verifying your own identity—and the identity of who you're interacting with over the phone or internet—extremely challenging for businesses and individuals alike.

5 Patents. 10 Pending.

With five patents granted and ten pending, iVALT is uniquely positioned to provide enterprises with the strongest level of identity verification and access management at scale. The key is iVALT doesn't rely on **any single attribute of a person, not even biometrics**, since AI technology will soon compromise those. Instead, iVALT bolsters biometrics with unique "context" variables that can't be easily guessed—much less hacked. These five factors of identity include device ID, user set geofencing and time windowing, as well as unique application IDs and other dynamic variables that can only be verified from the mobile phone when at the approved endpoint. In this way, iVALT offers the strongest form of **ZERO TRUST Identity**: "trust nothing, verify everything."

Our Solution

Baldev Krishan, PhD, and Brian Stout founded iVALT to provide a solution to these challenges with an innovative approach that goes far beyond usernames, passwords, and even the addition of two-factor authenticator apps. iVALT verifies 5-factors of identity. By enabling iVALT's One Biometric ID, a single user ID can be used for everything and can be verified by one click on your mobile phone, eliminating the need for passwords entirely. That means phone calls, online logins, physical access, verification of content, and access to Internet of things (IoT) devices will only need one click—something no one else in the $30 billion identity as service market can currently provide.

The Only Deepfake And Scam Caller Solution

Just answering a phone call these days can open you up to scams and even AI-enabled deepfake voice impersonations of trusted business contacts and even loved ones. These callers manipulate people into sharing personal information, sending money or otherwise risking your security and privacy. iVALT reveals the true identity, OnDemandID, of the person on the other end of any phone call regardless of the caller ID. iVALT "communities" of users, including friends, family and business associates can verify

MILLIONS OF DYNAMIC VARIABLES

- Unique device IDs
- 10+ biometric modalities
- Geofencing
- Time windowing
- 40+ endpoint variables
- 5.8M app variables

themselves and each other and share location information. Callers not already using iVALT can register in just minutes to identify themselves. iVALT verifies the caller's biometrics, device ID and any geofencing and time windowing parameters so you know exactly who you are talking to.

INVEST IN

The Future Of Identity

With iVALT OnDemandID

$500	$45M	$.50
Minimum Investment	Company Valuation (Pre-Money)	Share Price

INVEST NOW

Investor Login | View Form C



OnDemandID

Confirm the person on other end of your online or phone connection is who they say they are.

To verify any communication simply go to the OnDemandID icon on the iVALT app and enter the caller's phone number. In real-time, a request is sent requesting iVALT's patented, 5-factor identification

DEVICE ID | BIOMETRICS | LOCATION | TIME WINDOW | APP CODE

DEVICE ID | BIOMETRICS | LOCATION | TIME WINDOW | APP CODE

1-Click to Zero Trust™

TRY IVALT FOR FREE.

1

Install App

Search "iVALT"

Download on the App Store

GET IT ON Google Play

2

Go to: OnDemandID.com

And enter your cell number

+ Click on Notification
+ Use FaceID

3

See your identity dimensions

+ Name (biometrics)
+ Device ID
+ GPS location
+ Time
+ App code

iVALT reveals the true identity, OnDemandID, of the person on the other end of any phone call regardless of the caller ID. iVALT "communities" of users, including friends, family and business associates can verify themselves and each other and share

"communities" of users, including friends, family and business associates can verify themselves and each other and share location information. Callers not already using iVALT can register in just minutes to identify themselves.

MEET THE TEAM



Baldev Krishan Ph.D.
Founder and CEO

2X Nominated for "Entrepreneur of the Year" in Silicon Valley, 20 patents



Rowland Hanson
CMO & Strategy

Former VP Corporate Communication: Microsoft, Acclaimed for Branding Windows



Brian Stout
Co-Founder and CPO

25+ years CXO Mobile, Internet, SaaS – Startups through Exit



Gary Potts
CFO

30+ years as CFO Specializing in Financial Strategy and Execution in startups and Growth Companies



Matt Solerno
CTO

20+ Years Cloud Arch, Security & Scale, Multiple Startups (CTO)



Mark Ricker
VP Business Development

30+ years Exec Sales & Marketing for Media, Software & Technology



Bill Worthington
Chief Security Officer

10+ Years US Military Intel 15 years CIO and CSO with Fortune 500 Companies



Ashish Goel
Dev Team Lead

20+ years of Business and Dev Team Management

FAQs

Is there a FREE Mobile APP?

Once you have completed creating an account at our All-In-One Platform, you can download our FREE Mobile App for iOS and Android. This app allows you to manage your pending investment in our company, view your holdings once it is closed, and take advantage of opportunities to re-invest. The Mobile App will also provide you updates, our news releases, reports, and any upcoming shareholder meetings. You can click here or scan the QR Code here.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy

Making a RegCF Investment

How does investing work?

When you complete your investment, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the issuer. Once the Issuer accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Issuer in exchange for your securities.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period: If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of his or her annual income or net worth.

If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Accredited investors do not have any investment limits.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

- Personal information such as your current address and phone number
- Employment and employer information
- Net worth and income information
- Your accredited investor status
- Social Security Number or passport
- ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.
- Accredited investors do not have any investment limits.

After my investment

What is my ongoing relationship with the Issuer?

You will receive (at minimum) an annual report with updates from the Issuer to keep you informed about the progress of the company. This annual report includes important information that a company will want to share with its investors to keep them engaged and informed. In certain circumstances a company may terminate its ongoing reporting requirement if:

- The company becomes a fully-reporting registrant with the SEC
- The company has filed at least one annual report, but has no more than 300 shareholders of record
- The company has filed at least three annual reports, and has no more than $10 million in assets
- The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
- The company ceases to do business

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now the Issuer does not plan to list these securities on a national exchange or another secondary market. At some point the Issuer may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Issuer either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can view your portfolio of investments by setting up an account. You will receive a link and instructions on how to set up a complimentary account in the Investment Confirmation you will receive via email when you make the investment. If the offering closes successfully and you are accepted as a shareholder/investor, you may receive periodic updates from the Company. Please review the Form C for more details.

IMPORTANT NOTICE

In making an investment decision, investors must rely on their own examination of iVALT. And the terms of the offering, including the merits and risks involved. All investors should read the offering memorandum provided in conjunction with this offering. Investments opportunities posted on this website are speculative, illiquid, and involve a high degree of risk, including the possible loss of your entire investment. Company name. Is not a broker/dealer, does not offer investment advice or recommendations with respect to any securities. This offering under regulation crowdfunding is being conducted through MUNDIAL FINANCIAL GROUP, LLC, member of the financial industry regulatory authority ("MUNDIAL"). All securities posted on this website are offered by, and all information included on this site is the responsibility of, company name. MUNDIAL FINANCIAL GROUP, LLC cannot verify the adequacy, accuracy or completeness of any information. Neither MUNDIAL FINANCIAL GROUP, LLC nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information on this site or the use of information on this site. MUNDIAL FINANCIAL GROUP, LLC, is a broker-dealer registered with the sec and member finra / sipc. Finra 's brokercheck. iVALT, and the MUNDIAL FINANCIAL GROUP, LLC are independent and unaffiliated entities.

REFUND POLICY

Please contact info@mundialfg.com with questions regarding cancellation or refund. MUNDIAL FINANCIAL GROUP, LLC is the Onboarding Agent for this offering and is not an affiliate of nor connected with the Issuer. MUNDIAL FINANCIAL GROUP, LLC is NOT placing or selling these securities on behalf of the Issuer. MUNDIAL FINANCIAL GROUP, LLC is NOT soliciting this investment nor making any recommendations by collecting, reviewing, and processing your application for investment. MUNDIAL FINANCIAL GROUP, LLC conducts Anti-Money Laundering, Identity, and Bad Actor Disqualification reviews of the Issuer and ensures they are a registered business in good standing. MUNDIAL FINANCIAL GROUP, LLC is NOT validating or approving the information provided by the Issuer or the Issuer itself. Contact information above is provided for applicants to make inquiries and requests of MUNDIAL FINANCIAL GROUP, LLC regarding the general application process, the status of the application, or general Reg CF regulation-related information. MUNDIAL FINANCIAL GROUP, LLC may direct applicants to specific sections of the Offering Statement to locate information or answers to their inquiry but does not opine or provide guidance on Issuer-related matters.

This website is operated by Mundial Financial Group, LLC ("Mundial"), a broker-dealer registered with the U.S. Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"), which protects securities customers of its members in the amount of up to $500,000 (including $250,000 for claims for cash). An explanatory brochure can be found at www.sipc.org. Mundial is located at 477 Madison Ave, 6th Floor, New York, NY 10022. You may find the background of our broker-dealer and investment professionals on FINRA's broker/check.















This website is operated by Mundial Financial Group, LLC ("Mundial"), a broker-dealer registered with the U.S. Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"), which protects securities customers of its members in the amount of up to $500,000 (including $250,000 for claims for cash). An explanatory brochure can be found at www.sipc.org. Mundial is located at 477 Madison Ave, 6th Floor, New York, NY 10022. You may find the background of our broker-dealer and investment professionals on FINRA's broker/check.

Investment opportunities accessible through this website include offerings made in reliance on the registration exemptions provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), Rule 506 of Regulation D promulgated thereunder, Regulation A, or under Section 4(a)(6) of the Securities Act ("Regulation Crowdfunding") Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by Mundial.

Investment opportunities listed on this website are intended for investors who do not have a need for a liquid investment. Investments listed on this website are speculative in nature and involve a high degree of risk. Past performance is not indicative of future performance and the value of an investment may go down and result in partial or total loss of your investment. Investors who cannot afford to lose their entire investment should not invest. Neither the SEC nor any federal or state securities commission or regulatory authority has recommended or approved any investment or the accuracy or completeness of any of the information or materials provided by or through this website. All investors should read the offering memorandum provided in conjunction with this offering. Investment opportunities posted on this website are speculative, illiquid, and involve a high degree of risk, including the possible loss of your entire investment. Except as otherwise stated, all securities listed on this website are being offered by Mundial on behalf of the applicable issuer of such securities. Although Mundial does provide due diligence required by applicable laws and regulations, Mundial is not responsible to and does not verify the adequacy, accuracy or completeness of any information, representation or warranty, and no communication, through this website or in any other medium, should be construed as a recommendation for any security offering listed therein. In making an investment decision, prospective investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved, and are strongly encouraged to consult with their tax, legal and financial advisors.

All investors using the website must acknowledge the speculative nature of these investments and accept the high risks associated with investing in illiquid debt securities. These risks include holding your investment for one year from purchase, and even after this time, there may be no resale market available. And the ability to bear the total loss of your investment without a change in your lifestyle. All securities offered by companies on this Site involve high levels of risk. Only invest an amount that you can afford to lose and will not impact your lifestyle.

You can learn more about investing in crowdfunding from the SEC, FINRA or our FAQs, Educational Material and How it Works.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained on this website constitute "forward-looking statements" and are based on the reasonable expectations, estimates, and projections of company name. (the "company") and the company's management as of the date of launching this website. The words "plans," "expects," or "does not expect," "is expected," "budget," "anticipates", "scheduled," "estimates," "forecasts," "intends," "anticipates," or "does not anticipate," or "believes," or variations of such words and phrases or statements that certain actions, events or results "may," "could," "would," "might," "will" or "will be taken," "occur" or "be achieved" and similar expressions identify forward-looking statements. Forward-looking statements include, without limitation, statements regarding our projected number of sales, revenues, valuation, investment returns, expected customer demand, and the company's business strategy. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the company's management as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. The estimates and assumptions contained on this website, which may prove to be incorrect, include, but are not limited to, the various assumptions of the company set forth herein. Known and unknown factors could cause the actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to, our success in raising capital through our regulation cf offering, our projected time frames, changes in demand, industry competition, legislative, fiscal, and regulatory developments, economic and financial market conditions, including but not limited to the current covid-19 global pandemic. More information on the factors, risks, and uncertainties that could cause or contribute to such differences is included in our filings with the securities and exchange commission, including in the "risk factors" sections of our offering statement on form 1-a. Many of these uncertainties and contingencies can affect the company's actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by or on behalf of the company. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made on this website are qualified by these cautionary statements. These factors are not intended to represent a complete list of the factors that could affect the company. The company disclaims any intention or obligation to update or revise any forward-looking statements, except to the extent required by applicable law or regulation. The investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and do not represent guarantees of future results, levels of activity, performance, or achievements. The managers have developed a business plan to grow the company rapidly. However, we suggest investors carefully read our offering circular and understand the risks associated with investing in an early-stage company.

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1441 Freeman Lane, Pleasanton, CA 94566 (510) 304-6830